CONFIDENTIAL	FINAL

Exhibit 4.5

THE SYMBOL "****" DENOTES PLACES WHERE PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. SUCH MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

PATENT LICENSE AGREEMENT

TABLE OF CONTENTS

PREAMBLE TO LICENSE AGREEMENT

ARTICLES

I	DEFINITIONS
II	LICENSE GRANT
III	NEW INVENTIONS
IV	ROYALTIES, PAYMENTS AND REPORTS
V	DUE DILIGENCE
VI	KEEPING OF RECORDS
VII	CONFIDENTIAL INFORMATION
VIII	GOVERNMENT CLEARANCE, PUBLICATION, OTHER USE, EXPORT DUTIES
IX	ENFORCEMENT AND INFRINGEMENT
X	TERM AND TERMINATION
XI	TRANSFERABILITY OF RIGHTS AND LICENSES
XII	PATENT PROSECUTION AND MAINTENANCE
XIII	GENERAL WARRANTIES
XIV	DISCLAIMER OF PATENT WARRANTY
XI\V	INDEMNITY
XVI	NON-USE OF NAMES
XVII	JUDGMENTS
XVIII	PATENT MARKINGS
XIX	.ADDITIONAL INDEMNITY
XX	NOTICES
XXI	WAIVER
XXII	TITLES
XXIII	SEVERANCE
XXIV	ENTIRE AGREEMENT
XXV	REGULATORY COMPLIANCE
XXVI	SURVIVAL OF TERMS
XXVII	GOVERNING LAW
XXVIII	COUNTERPARTS

Appendix A – Patent Rights

Appendix B – Development Plan

Appendix C – Development Report Template

CONFIDENTIAL	FINAL

LICENSE AGREEMENT

PREAMBLE TO LICENSE AGREEMENT

This Agreement is made on this 15th day of September 2011 (“Effective Date”) by and between the University of Central Florida Research Foundation, Incorporated (“LICENSOR”), and having an address and place of business at 12201 Research Parkway, Suite 501, Orlando, Florida, 32826 and RedHill Biopharma Ltd., having an office and place of business at 42 Givati St., Ramat-Gan 52232, Israel (hereinafter "LICENSEE").

WHEREAS, LICENSOR is the owner of the inventions listed in Appendix A and owns all rights, title and interest to Patent Rights, (as hereinafter defined); and

WHEREAS, LICENSOR is a university direct-support organization within the definition of Florida Statute Section 1004.28 and is organized and operated exclusively for the benefit of the University of Central Florida (hereinafter “UCF”) and is the organization responsible for commercializing university inventions; and

WHEREAS, LICENSOR, hereby desires to grant a license to the foregoing inventions and Patent Rights and wishes to have the same utilized in the public interest; and

WHEREAS, LICENSOR and LICENSEE mutually desire to facilitate commercialization of the technology and patent rights developed at UCF;

NOW, THEREFORE, in consideration of the premises and mutual covenants of this Agreement, the parties hereto agree as follows:

ARTICLE I—DEFINITIONS

For the purpose of this Agreement:

A.    “Affiliate” shall mean (1) any corporation or other noncorporate entity owning directly, or indirectly controlling, at least fifty percent (50%) of the stock normally entitled to vote for election of directors of LICENSEE; (2) any corporation owned or controlled by LICENSEE through ownership of at least fifty percent (50%) of the stock entitled to elect directors; or (3) any corporate or noncorporate entity under common control (through ownership of at least 50% of the stock entitled to elect directors) with LICENSEE.

B.     “Development Plan” shall mean a written report summarizing the development activities that are to be undertaken by the LICENSEE to bring Licensed Product to market. The Development Plan is attached as Appendix B.

C.     “Development Report” shall mean a written account of LICENSEE’s progress under the Development Plan having at least the information specified in Appendix C.

D.    "Field-of-Use" shall mean all indications and all uses.

E.     “FDA” shall mean the United States Food and Drug Administration or its foreign equivalent.

F.     “License Year” shall mean each consecutive twelve-month period beginning on the Effective Date and ending one-year therefrom.

G.     “Licensed Patents” shall mean Patent Rights in the Field of Use.

H.     “Licensed Product” shall mean any product or service (or part thereof) (i) whose manufacture, use, sale, offer for sale or import is claimed in the Licensed Patents or (ii) which is made by a process which utilizes, incorporates or is otherwise claimed in the Licensed Patents.

CONFIDENTIAL	FINAL

I.      "Net Sales" shall mean total payment actually received by LICENSEE and its Affiliates for sales, transfers, leases and other dispositions of Licensed Product, in the Territory, less (i) packaging and freight, (ii) all trade, quantity and cash discounts actually granted on Licensed Products, (iii) all credits and allowances actually granted on Licensed Products due to returns, rejections, billing errors, and retroactive price reductions, (iv) duties actually paid on Licensed Products; (v) actual taxes and other governmental charges levied on the sale, transportation or delivery of the Licensed Product, e.g., VAT, excise, sale and use taxes, and equivalent taxes, but excluding income taxes actually paid on License Products and (vi) reasonable quantities of samples for testing purposes, such as for research and development (“R&D”) and regulatory process. Licensed Product shall be considered sold when payment is actually received. No deductions shall be made for commissions paid to individuals or employees of LICENSEE, nor the cost of collection. Notwithstanding the foregoing, for the purposes of this definition, the transfer of a Licensed Product by LICENSEE or one of its affiliates to another affiliate of LICENSEE or to a sublicensee for resale is not a sale and is not included in Net Sales. In such cases, Net Sales will be determined based on the total payment actually received by LICENSEE or such affiliate in respect of the sale of the Licensed Product to an unrelated third party.

J.      “Patent Rights” shall mean any and all United States patents and/or any divisions, continuations, reexamination or reissues thereof, and their foreign counterparts and pending patent applications, as described in Appendix A.

K.     “Sales” shall mean any sale, transfer, lease, permission to use or other transfer of right or possession or other conveyance by LICENSEE of Licensed Product.

L.     “Sublicense” shall mean a rights granting contract with an independent third party other than an Affiliate in which LICENSEE sublicenses the rights granted to LICENSEE in Article II of this Agreement.

M.   "Territory" shall mean any country where there are Patent Rights.

N.    “Valid Claim” shall mean a claim of (i) an issued and unexpired patent included within the Patent Rights unless the claim has been held unenforceable or invalid by the final, un-reversed, and un-appealable decision of a court or other government body of competent jurisdiction, has been abandoned or disclaimed, or has otherwise been admitted or determined to be invalid, un-patentable or unenforceable, whether through reissue, reexamination, disclaimer or otherwise, or (ii) a pending patent application within the Patent Rights, but only to the extent the claim continues to be prosecuted in good faith.

ARTICLE II—LICENSE GRANT

A.    LICENSOR hereby grants to LICENSEE and LICENSEE accepts from LICENSOR, under the terms and conditions herein specified, an exclusive license to make, have made, use, sell, offer for sale and import Licensed Products under the Patent Rights in the Field-of-Use in the Territory, with the right to sublicense throughout the world on terms at least as restrictive as those provided herein.

B.     SUBLICENSING.

 1.     LICENSEE shall have the right to grant Sublicenses to third parties under this Agreement only with LICENSOR’s consent, which shall not be unreasonably withheld and provided within ten (10) business after LICENSEE gives notice of such Sublicense. LICENSOR’s failure to object to the Sublicense within the 10 day period will be deemed to be LICENSOR’s consent. Such Sublicense shall remain in effect, on a country by country basis, until the full end of the term or terms of this Agreement, unless sooner terminated as hereinafter specified. LICENSEE shall provide LICENSOR with an un-redacted copy of each Sublicense agreement ten (10) business days prior to execution of the Sublicense agreement.

 2.     LICENSEE shall execute a written agreement with each sublicensee, and any Sublicense granted by LICENSEE shall comply with and be consistent with all the terms and conditions of this Agreement. Any agreement between the LICENSEE and any sublicensee shall be subject to and subordinate to this Agreement. Sublicensee shall be prohibited from further sublicensing without the prior written permission from LICENSOR. LICENSEE shall remain responsible for its obligations hereunder and for the performance of its sublicensee (including without limitation, making all payments due to LICENSOR by reason of any Net Sales of Licensed Product).

CONFIDENTIAL	FINAL

 3.     In the event the rights and licenses granted herein are terminated, in whole or in part, for any reason, LICENSEE shall promptly notify its sublicensees of such termination. Upon termination of this Agreement, LICENSEE shall no longer have the authority to grant further Sublicenses and LICENSEE immediately shall assign to LICENSOR any and all Sublicenses and if not so assigned within sixty (60) days, LICENSEE shall be deemed to have assigned any and all such Sublicenses. LICENSEE shall include in any sublicense granted by LICENSEE a provision requiring Sublicensees upon such occurrence immediately to begin paying royalties due to LICENSOR upon notice to such Sublicensees from LICENSOR. Any rights previously granted by LICENSEE under any Sublicense hereunder will be automatically revoked ninety (90) days following the effective date of termination of this Agreement. Any sublicensee shall have the ability to enter into a written license agreement with LICENSOR before the Sublicense is revoked.

C.     The foregoing notwithstanding, LICENSEE’s rights and license shall be subject to the rights of the U.S. Government pursuant to any funding agreement between LICENSOR or UCF and the Government and rights reserved by LICENSOR. LICENSOR reserves the right for itself and UCF to practice without payment of royalty Patent Rights hereunder for non-commercial research and educational purposes. U.S. Government-funded inventions or discoveries shall be available royalty free for the governmental purposes of the United States and the State of Florida.

D.    The license granted hereunder shall not be construed to confer any rights upon LICENSEE by implication, estoppel or otherwise as to any technology not part of the Patent Rights licensed hereunder in the specified Field-of-Use.

E.     LICENSEE agrees to comply with the provisions of the Bayh-Dole act as embodied in 35 U.S.C. 18 to the extent such provisions apply to the inventions and Patent Rights licensed under this Agreement. If the Patent Rights were developed in course of research sponsored by the United States government, Licensed Products to be sold in the United States must be manufactured substantially in the Unites States unless LICENSEE obtains the required written waiver in advance from the government.

F.     All rights granted hereunder to LICENSEE shall be subject to rights retained by LICENSOR and UCF as applicable, as well as the right to publish.

G.     In exchange for the exclusive Field-of-Use license granted hereunder, and subject to the provisions of this Agreement, LICENSEE agrees to pay for or reimburse LICENSOR for ALL patent maintenance fees associated with the Patent Rights after the Effective Date. The fee for each patent maintenance fee due shall not exceed a maximum of five hundred U.S. dollars ($500) above the U.S. government fee. LICENSEE shall pay all invoices sent by LICENSOR within sixty (60) days of invoice date. LICENSEE’s reimbursement shall cover all patents licensed under this Agreement. If LICENSEE expressly declines, or fails, to timely reimburse LICENSOR for such patent expenses, within sixty (60) days after receiving written notice of any deficiency from LICENSOR, then LICENSEE shall forfeit its license rights.

H.    LICENSEE, by execution hereof, acknowledges, covenants and agrees that it has not been induced in any way by LICENSOR, UCF or any of their employees to enter into this Agreement, and further warrants and represents that (i) it has concluded sufficient due diligence with respect to all items and issues pertaining to this Article II and all other matters pertaining to this Agreement; and (ii) LICENSEE has adequate knowledge and expertise, or has utilized knowledgeable and expert consultants, to adequately conduct due diligence, and agrees to accept all risks inherent herein.

I.      LICENSEE agrees not to directly or indirectly challenge or cause to be challenged the validity or enforceability of any Patent Rights, or LICENSOR’s ownership of any Patent Rights, before any court, agency or tribunal, unless LICENSEE is charged with infringement of any Patent Rights by LICENSOR or its affiliates. LICENSEE acknowledges that any breach of this clause will be cause for immediate termination of this Agreement.

CONFIDENTIAL	FINAL

J.      Within ten (10) business days after the Effective Date, LICENSOR shall provide LICENSEE with a written detailed description by Dr. Saleh Nasser of the step-by-step process underlying the Patent Rights. LICENSOR has stated that there is no supporting information or documentation (“Supporting Information”) related to the Patent Rights. If any Supporting Information is found, LICENSOR agrees to send the Supporting Information to LICENSEE within ten (10) business days after discovering it. Failure of LICENSOR to provide LICENSEE with such Supporting Information shall not constitute a material breach of this Agreement.

ARTICLE III—NEW INVENTIONS

A.    LICENSOR shall own all inventions developed solely by UCF employees. LICENSEE shall own all inventions developed solely by LICENSEE’s employees. Inventions made jointly by UCF and LICENSEE (“Joint Inventions”) will be owned jointly by LICENSEE and LICENSOR, who agree to jointly determine patent filing and licensing responsibilities. For purposes of this Agreement, inventorship shall be determined according to U.S. patent law.

B.     OPTION. During the term of this Agreement, LICENSOR will disclose to LICENSEE additional inventions owned by LICENSOR, developed by Dr. Saleh Naser, in whole or in part, while affiliated with UCF, and related to Mycobacterium avium paratuberculosis (MAP) diagnosis, testing and treatment (“New Inventions”). LICENSEE shall have forty-five (45) days from the date of disclosure of the New Inventions to LICENSEE to notify LICENSOR, in writing, and exercise an option, under separate agreement, to secure a royalty-bearing license. Notwithstanding anything in this Agreement to the contrary, the exercise of the option to the New Inventions by the LICENSEE shall only require the LICENSOR to negotiate in good faith to enter into a license agreement, and shall not require LICENSOR to enter into such a license agreement unless the terms and conditions for such license agreement are satisfactory to the LICENSOR in its reasonable discretion, and provided further, that should the LICENSOR fail to enter into a license agreement, the LICENSOR shall thereafter be free to license the New Inventions to any third party.

C.     LICENSOR reserves for itself and for UCF the perpetual right to practice, use, make, have made and distribute without payment of any royalties any inventions, Joint Inventions, or Patent Rights licensed under this section for their own academic, non-commercial research and/or teaching purposes. Any invention or Patent Rights licensed under this Agreement shall also be available royalty free to the U.S. government and the State of Florida for academic, non-commercial research and/or teaching purposes only.

D.     LICENSEE further agrees to grant to LICENSOR and UCF a non-exclusive, royalty-free, perpetual license, to use, make, have made and distribute solely for their own academic, non-commercial research and/or educational purposes, any Licensed Product under the Patent Rights.

ARTICLE IV—ROYALTIES, PAYMENTS AND REPORTS

A.    LICENSEE agrees to pay to the LICENSOR a non-refundable licensing fee in the amount of Forty-Five Thousand Dollars ($45,000.00) upon execution of this Agreement (“Licensing Fee”). This licensing fee will not be considered as an advance payment on royalties due hereunder.

B.     LICENSEE agrees to pay or cause to be paid to LICENSOR, on a bi-annual basis, the greater of a royalty of: (i) Seven percent (7%) of Net Sales of Licensed Product that is covered by a Valid Claim of the Patent Rights, sold by LICENSEE or its Affiliates in the Territory from the date of commencement of first commercial activity, or (ii) the minimum payment described in Article IV (F) below.

C.     LICENSEE shall pay LICENSOR Twenty percent (20%) of all Net Sales and non-royalty payments received by LICENSEE for the grant of a Sublicense of the Patent Rights. Sublicensing revenues shall not include any amounts received as support for research and development activities, as a loan, for the purchase of an equity or an equity-like interest or for the financing of the LICENSEE. As used here, financing includes support resulting from sale of shares and/or other securities and exercise of warrants/options, debt financing or loans with or without warrants, convertibles or equity linked loans. Any sublicense payments due shall be included with the respective annual report of Net Sales.

CONFIDENTIAL	FINAL

D.    LICENSEE agrees to make written reports of Net Sales in the Territory to LICENSOR within sixty (60) days after the last day of each six (6) month interval and twelve month interval of the License Year during the life of this Agreement. The obligation to make Net Sales reports shall terminate upon expiration or termination of this Agreement, except as to Net Sales or other dispositions or manufacturing incurred but not reported prior to such date of expiration or termination. LICENSEE shall make such reports even if there have been no Net Sales, or if no royalties are due to LICENSOR for the reporting period. Reports shall include but not be limited to the following:

1.     total invoiced billings for all Sales of Licensed Products

2.     total royalties or payments due LICENSOR

3.     names and addresses of sublicensees.

E.     Royalty payments are to be calculated based on Net Sales during six (6) month periods of each License Year beginning from the Effective Date, for the term of this Agreement.

F.     Consistent with Article IV (B) above, LICENSEE agrees to pay LICENSOR a minimum annual royalty as set forth in the Payment Schedule below within ninety (90) days after the end of the License Year, beginning after the first License Year (the “Minimum Annual Royalty”). The Minimum Annual Royalty will be considered as a credit for the royalties due for the following License Year and the royalty reports required under Article IV (F) should reflect the use of such credit.

Payment Schedule (as long as Licensed Patents are in force):

License Year 2: $10,000.00 ($USD ten thousand)

License Year 3: $15,000.00 ($USD fifteen thousand)

License Year 4: $20,000.00 ($USD twenty thousand)

License Year 5 and all subsequent years of the Agreement: $35,000.00 ($USD thirty-five thousand) annually

G.     In the event that any payment of royalties or patent reimbursement from LICENSEE under this Agreement is for any reason not paid when due, i.e. ninety (90) days after the end of each six (6) month interval for royalty payments and sixty (60) days of invoice date for patent reimbursement payments, LICENSEE shall pay to LICENSOR interest on such overdue payment during the period commencing thirty (30) days from such due date until the date that such overdue payment is actually made to LICENSOR, the annual rate of interest being equal to seven percent (7%). LICENSOR shall be entitled to recover reasonable attorneys’ fees and costs related to the administration or enforcement of this Agreement, including collection of royalties or other payments, only related to any failure to pay.

H.    In the event that any royalty payment received by LICENSOR is deficient (because of a difference between the total invoiced goods and the Net Sales), thereby resulting in delivery of a decreased royalty payment to LICENSOR, as a penalty for failure to timely collect on invoiced goods, LICENSEE shall be charged one of the following royalty surcharge on late payments of the invoiced goods:

1.     0.5% if the payment is actually received 6-12 months after date of invoice;

2.     1.0% if the payment is actually received 12-18 months after date of invoice; and

3.     1.5% if the payment is actually received more than 18 months after date of invoice.

For clarity, the royalty surcharge shall not be cumulative and the maximum royalty surcharge shall be 1.5%.

I.      All payments made as a result of this Agreement are non-refundable (unless made in error) and shall be paid in United States Dollars in Orlando, Florida, or at such other place as LICENSOR may reasonably designate consistent with the laws and regulations controlling in any foreign country. If any currency conversion shall be required in connection with the payment of royalties hereunder, such conversion shall be made by using the exchange rate as reported in The New York Times on the last business day of the calendar quarterly reporting period to which such royalty payments relate.

J.      LICENSOR is exempt from paying income taxes under U.S. law and shall provide LICENSEE with evidence of tax exempt status, upon request, including providing a tax exemption certificate. Therefore, all payments due under this Agreement shall be made without deduction for taxes, assessments, or other charges of any kind which may be imposed on LICENSOR by any government outside of the United States or any political subdivision of such government with respect to any amounts payable to LICENSOR pursuant to this Agreement. All such taxes, assessments, or other charges shall be assumed by LICENSEE.

CONFIDENTIAL	FINAL

ARTICLE V—DUE DILIGENCE

LICENSEE agrees to diligently pursue the development of the invention according to the following due diligence requirements:

A.    LICENSEE agrees to and warrants that: 1) it has, or will obtain, the expertise necessary to independently evaluate the inventions of the Licensed Patents; 2) it will establish and actively and diligently pursue the Development Plan (see Appendix B) that includes diligence milestones listed below to the end; 3) the inventions of the Licensed Patents will be utilized to provide Licensed Products for sale in the retail market within the Field-of-Use; and 4) within one month following the end of the final quarter of each calendar year and until the date of first commercial sale of Licensed Products, it will supply LICENSOR with a written Development Report (see Appendix C).

B.     LICENSEE agrees to use reasonable efforts and diligence to proceed with the development, manufacture, and sale or lease of Licensed Products in accordance with the diligence milestones listed below and to diligently develop markets for the Licensed Products. LICENSOR acknowledges that factors outside of the LICENSEE’s control may influence the timing of the development of the Licensed Product and LICENSOR will act reasonably regarding extensions that are requested by the LICENSEE in view of such external factors. In the event that LICENSEE or sublicensee(s) fails to achieve the Milestones set forth below on or before the Milestone Date, LICENSEE may request from LICENSOR, which shall not be unreasonably withheld, 1) a remedy period for up to nine (9) additional months for achieving each Milestone, or 2) to amend the Milestone Date and/or Milestones with mutually agreed upon terms. Notwithstanding anything to the contrary, LICENSOR, at its discretion, may terminate this Agreement after the nine (9) month remedy period, if applicable, upon sixty (60) days written notice to the LICENSEE, if LICENSEE or a sublicensee(s) has not met a milestone, provided however that LICENSEE shall also pay LICENSOR any payments due hereunder up to the point when the license rights end.

Milestone Date (on or before the stated date)	Milestones to be met by LICENSEE
[****]	[****]
[****]	[****]
[****]	[****]

C.     LICENSEE agrees to use commercially reasonable efforts to have the Licensed Product cleared for marketing in those countries in which LICENSEE intends to sell Licensed Products by responsible government agencies requiring such clearance. LICENSEE agrees to concurrently file the necessary data which may be required prior to approval. Should LICENSEE terminate this Agreement, it agrees to assign its full interest and title in such market clearance application, including all associated data to LICENSOR at no cost to LICENSOR. This would include a reversion of rights to LICENSOR of all relevant materials, research information and technology including Patent Rights, technical information, improvements and any other rights whatsoever granted to LICENSEE pursuant to this Agreement by LICENSOR. LICENSOR agrees to reimburse LICENSEE for its reasonable costs once LICENSOR or any subsequent licensee or sublicensee commercializes the data LICENSEE generated.

D.    For the avoidance of doubt, nothing contained in this Agreement shall be construed as a warranty by LICENSEE that any development or any commercialization to be carried out by LICENSEE in connection with this Agreement will actually achieve its aims or any other results and LICENSEE makes no warranties whatsoever as to any results to be achieved by carrying out any such development. Furthermore, LICENSEE makes no representation that the commercialization of the Licensed Products, or any part thereof, will succeed, or that LICENSEE shall be able to sell the Licensed Products in any quantity.

CONFIDENTIAL	FINAL

ARTICLE VI—KEEPING OF RECORDS

A.    LICENSEE shall keep full, true, and accurate books of accounts and other records containing all particulars which may be necessary to ascertain and verify properly such Net Sales. These shall include but not be limited to inventory, purchase and invoice records, manufacturing records, sales analysis, general ledgers, financial statements, and tax returns relating to the Licensed Products. Such books and records shall be preserved for a period not less than six (6) years after they are created or as required by local regulatory agencies, both during and after the term of this Agreement. Upon LICENSOR’s request, LICENSEE shall permit an independent Certified Public Accountant selected by LICENSOR (except one to whom LICENSEE has some reasonable objection) to have access during ordinary business hours to such of LICENSEE’s records as may be necessary to determine, in respect of any period or periods ending not more than five (5) years prior to the date of such request, the correctness of any report made under this Agreement. Nothing herein shall be construed to limit the authority of the State Auditor of Florida.

B.     At any time during the term of this Agreement, but no more than once per License Year, LICENSOR may request in writing that LICENSEE verify the calculation of any past payments owed to LICENSOR through the means of a self-audit. Within ninety (90) days of the request, LICENSEE shall complete a self-audit of its books and records to verify the accuracy and completeness of the payments owed. Within thirty (30) days of the completion of the self-audit, LICENSEE shall submit to LICENSOR a report detailing the findings of the self-audit and the manner in which it was conducted in order to verify the accuracy and completeness of the payments owed. If LICENSEE has determined through its self-audit that there is any payment deficiency, LICENSEE shall pay LICENSOR the deficiency along with applicable interest under Article IV (F) with the submission of the self-audit report to LICENSOR.

C.     In the event that any examination or audit conducted pursuant to this Article VI shall indicate an underpayment in royalties due LICENSOR in an amount greater than five percent (5%), LICENSEE agrees to reimburse LICENSOR for any and all expenses incurred by the approved accountant in conducting the examination or audit.

ARTICLE VII—CONFIDENTIAL INFORMATION

A.    LICENSOR and LICENSEE each agree that all information that meets the criteria for Confidential Information set forth below disclosed by one party to the other during the term of this Agreement, either orally, in writing (including, without limitation, by electronic means) or in any other media (the “Confidential Information”), shall: (i) be received in strict confidence; (ii) be used only for the purposes of this Agreement; and (iii) not be disclosed by the receiving party without the prior written consent of the other party – except if and to the extent that the receiving party can establish by competent proof that such Confidential Information:

1.     was in the public domain at the time of disclosure;

2.     later became part of the public domain through no act or omission of the receiving party;

3.     was lawfully disclosed to the receiving party by a third party having the right to disclose it;

4.     was already known by the receiving party at the time of disclosure;

5.     was independently developed by the receiving party; or

6.     is required by law or regulation or valid court order to be disclosed.

If the Confidential Information is disclosed orally or visually, then the secret nature of the information must first be announced, and the disclosing party shall within ten (10) days after such initial oral or visual disclosure, send the receiving party a written summary of the disclosure, marked “confidential” with discloser’s name included thereon. Failure to do so shall mean the information is not entitled to confidential protection.

B.    Each party’s obligation of secrecy hereunder shall be fulfilled by using at least the same degree of care with the other party’s confidential information as it uses to protect its own confidential information.

C.    This obligation of confidentiality shall survive the termination or expiration of this Agreement for a period of 2 years.

ARTICLE VIII—GOVERNMENT CLEARANCE, PUBLICATION, OTHER USE, EXPORT DUTIES

A.   LICENSEE agrees that the right of academic publication regarding the Licensed Patents shall reside in the inventor and other staff of UCF/LICENSOR. Notwithstanding the foregoing, LICENSOR and the inventor both hereby agree that any publication will not include and will not rely on information generated by the LICENSEE or paid for by the LICENSEE. No less than fifteen (15) days prior to the first submission for publication of any such information, LICENSOR shall provide a copy of each publication to LICENSEE, for pre-publication review and revision. Such review will be in no way construed as a right to restrict such publication.

CONFIDENTIAL	FINAL

B.     It is agreed that notwithstanding any provisions herein, LICENSOR is free to use the inventions and Patent Rights (and anything else covered by this Agreement) for its own non-commercial, educational, teaching, and/or research purposes and without payment of royalties or other fees and may have UCF do the same.

C.     This Agreement is subject to, and LICENSEE will comply with all applicable United States and foreign laws and regulations controlling the export of technical data, laboratory prototypes, and other commodities and technology which may be applicable.

D.     LICENSEE shall be solely responsible for the payment and discharge of any taxes or duties relating to any transaction of LICENSEE, its employees, contractors, or agents, in connection with the manufacture, use, or sale in any country of Licensed Product(s).

E.     LICENSEE shall be solely responsible for obtaining all approvals, such as, for example, Underwriters Laboratory (U.L.) approval for Licensed Products, necessary or advisable for sale or use of Licensed Products in the United States and throughout the world, at LICENSEE’s sole cost and expense.

F.     LICENSEE agrees to comply with all government laws and regulations in the manufacture, sale and delivery of Licensed Products, including, but not limited to, Import/Export regulations and the antitrust laws of the United States.

ARTICLE IX—ENFORCEMENT AND INFRINGEMENT

A.    Each party shall promptly notify the other in writing in the event that it obtains knowledge of infringing activity by third parties, or is sued or threatened with an infringement suit, in any country in the Territory as a result of activities that concern the Licensed Patents and shall supply the other party with documentation of the infringing activities that it possesses.

B.     While and as long as its license under this Agreement is effective and this Agreement has not been terminated and has not expired, LICENSEE is empowered:

1.     to bring suit in its own name or, if required by law, jointly with LICENSOR, at LICENSEE’S sole own expense and on its own behalf, for infringement of the Patent Rights;

2.     to enjoin infringement and to collect for its use, damages, profits and awards of whatever nature recoverable for such infringement;

3.     to settle any claim or suit for infringement of Patent Rights by granting the infringing party a sublicense under the provisions of Article III of this Agreement.

C.     During the TERM of this Agreement:

1.     LICENSEE shall have the first right to defend the Licensed Patents against infringement or interference in the Field-of-Use and in the Territory by third parties. This right includes bringing any legal action for infringement and defending any counter claim of invalidity or action of a third party for declaratory judgment for non-infringement or non-interference. If, in the reasonable opinion of LICENSEE’s and LICENSOR’s respective counsel, LICENSOR is required to be a named party to any such suit for standing purposes, LICENSEE may join LICENSOR as a party; provided, however, that (i) LICENSOR shall not be the first named party in any such action, (ii) the pleadings and any public statements about the action shall state that the action is being pursued by LICENSEE and that LICENSEE has joined LICENSOR as a party; and (iii) LICENSEE shall keep LICENSOR reasonably apprised of all developments in any such action. LICENSEE may settle such suits solely in its own name and solely at its own expense and through counsel of its own selection; provided, however, that no settlement shall be entered without LICENSOR's prior written consent, not to be unreasonably withheld. LICENSEE shall bear the expense of such legal actions. Except for providing reasonable assistance, at the request and expense of LICENSEE, LICENSOR shall have no obligation regarding the legal actions described in this Article unless required to participate by law. However, LICENSOR shall have the right to participate in any such action through its own counsel and at its own expense. Any recovery shall first be applied to LICENSEE’s out of pocket expenses, including legal fees and second shall be applied to LICENSOR’s out of pocket expenses, including legal fees. Any additional recovery shall be split equally between LICENSOR and LICENSEE.

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2.      In the event LICENSEE fails to (i) secure cessation of the infringement, (ii) enter suit against the infringer, (iii) provide LICENSOR with evidence of the acceptance by the infringer of a sublicense under the Patent Rights, or (iv) initiate and pursue or participate in the actions described in Article IX(C)(1) within sixty (60) days of (a) notification of infringement from LICENSOR or (b) the date LICENSEE otherwise first becomes aware of an infringement, whichever is earlier, LICENSOR shall have the right to initiate such legal action at its own expense and LICENSOR may use the name of LICENSEE as a party to uphold the Licensed Patents. In such case, LICENSEE shall provide reasonable assistance to LICENSOR if requested to do so. LICENSOR may settle such actions solely through its own counsel. Any additional recovery shall be split equally between LICENSOR and LICENSEE.

3.      In the event LICENSEE is permanently enjoined from exercising its LICENSE under this Agreement pursuant to an infringement action brought by a third party, or if both LICENSEE and LICENSOR elect not to undertake the defense or settlement of a suit alleging infringement for a period of three (3) months from notice of such suit, then either party shall have the right to terminate this Agreement in the country where the suit was filed with respect to the licensed patent following thirty (30) days written notice to the other party in accordance with the terms of Article XX.

D.    LICENSEE shall have no right to obligate LICENSOR or UCF in any way or cause anything to have a negative impact on UCF or be disadvantage to LICENSOR or UCF by virtue of any entitlement conveyed above. In the event LICENSEE fails to act in accordance with this section, the license herein granted to LICENSEE may become voidable, at LICENSOR’s reasonable discretion, and LICENSOR shall have the right to void LICENSEE’s rights under this Agreement and to sue for infringement at LICENSOR’s own expense and to collect for its own use all damages, profits, and awards of whatever nature recoverable for such infringement. LICENSOR shall have no right to obligate LICENSEE in any way or cause anything to have a negative impact on LICENSEE or be disadvantage to LICENSEE by virtue of any entitlement conveyed above.

ARTICLE X—TERM AND TERMINATION

A.    Unless previously or otherwise terminated in accordance with the provision of this Agreement, this Agreement shall be in force from the Effective Date and shall remain in effect on a country-by-country basis until the expiration of the last to expire patent licensed under this Agreement, provided that LICENSEE continues to meet diligence milestones specified in Article V (B) and fulfills all of its other obligations under this Agreement.

B.     LICENSEE shall have the right to terminate the license granted herein by this Agreement by written notice to LICENSOR at least ninety (90) days prior to the date such termination is to take effect, but those provisions set forth in Article XXV, Survival of Terms shall survive the termination or expiration of this Agreement, including that any royalties accrued through this date of termination shall be paid to LICENSOR within thirty (30) days thereafter.

C.     Should LICENSEE fail to pay LICENSOR royalties due and payable hereunder, LICENSOR shall have the right to terminate this Agreement on sixty (60) days written notice, unless LICENSEE shall cure the default within sixty (60) days from receipt of notice. Upon the expiration of the sixty (60) day cure period, if LICENSEE shall not have paid all such royalties and interest due and payable, the rights, privileges and license granted hereunder shall terminate.

D.    Any termination of this Agreement hereunder shall not relieve LICENSEE from its obligation under Article IV hereof to make a terminal report or from its liability for payment of royalties on Licensed Products sold or otherwise disposed of hereunder prior to the date of such termination, and shall not prejudice the right of LICENSOR to recover any royalty or interest due or accrued at the time of such termination and shall not prejudice any cause of action or claim of LICENSOR accrued or to accrue on account of any breach or default by LICENSEE.

E.     Any termination of this Agreement hereunder shall not prejudice the right of LICENSOR to conduct a final audit of the books and records of LICENSEE in accordance with the provisions of Article VI hereof.

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F.     In the event an order for relief is entered against LICENSEE under the United States Bankruptcy Code (or any other applicable law), or for insolvency or an order appointing a receiver for substantially all of LICENSEE’s assets is entered by a court of competent jurisdiction, or LICENSEE makes an assignment for the benefit of creditors, or a levy of execution is made upon substantially all of the assets of LICENSEE and such levy is not quashed or dismissed within sixty (60) days, this Agreement shall automatically terminate effective on the date of such order or assignment or, in the case of such levy, the expiration of such sixty (60) day period; provided, however, that such termination shall in no way impair or prejudice any right of remedy that LICENSOR might have under this Agreement.

G.     LICENSOR shall have the right to terminate this Agreement, with written notice to LICENSEE, for any material breach /default of any of LICENSEE’s obligations hereunder, including but not limited to failure to pay royalties or payments due and failure to meet diligence milestones within LICENSEE’s control.

H.    In the event of termination by either Party, LICENSEE agrees that all right, title and interest to all relevant materials, research information and technology, including Licensed Patents, Patent Rights, technical information, new inventions and any other rights whatsoever granted to LICENSEE pursuant to this Agreement by LICENSOR shall immediately revert to LICENSOR without any further notice or action by LICENSOR.

ARTICLE XI—TRANSFERABILITY OF RIGHTS AND LICENSES

A.    The obligations of LICENSEE hereunder, including the obligations to make reports and pay royalties, shall run in favor of the successors, assignees, or other legal representatives of LICENSOR, as applicable.

B.    This Agreement shall be assignable by LICENSEE to: (i) an Affiliate; (ii) as part of a sale or transfer of a substantial portion of its business to which this Agreement relates and will inure to the benefit of and be binding on the successors and assigns of LICENSEE; or (iii) with the LICENSOR’s prior written consent.

ARTICLE XII—PATENT PROSECUTION AND MAINTENANCE

A.   LICENSOR shall have final authority over selection of patent attorneys and all decisions concerning filing and prosecution of patents and applications comprising Patent Rights. LICENSOR shall keep LICENSEE reasonably informed of its filing, prosecution and maintenance activities, shall promptly provide LICENSEE with copies of all relevant correspondence and filings with the relevant patent agencies concerning Patent Rights, and shall give LICENSEE the opportunity to comment on major decisions concerning such activities, including providing LICENSEE with proposed submissions thereto reasonably in advance and giving due consideration to LICENSEE’S comments with respect thereto. LICENSOR shall also use reasonable efforts to prepare or amend any applications comprising Patent Rights to include claims requested by LICENSEE and reasonably required to protect the technology to be licensed under this Agreement, provided that LICENSEE agrees to pay all patent prosecution costs in connection with any such request.

B.    All future costs of preparing, filing, prosecuting, defending, and maintaining all patent applications and/or patents, including infringement, interferences and oppositions, and all corresponding foreign patent applications and patents covered by Patent Rights incurred after the Effective Date shall be borne by LICENSEE. Notwithstanding the foregoing, all costs over one thousand U.S. dollars ($1,000) shall require prior written consent by LICENSEE, which shall not be unreasonably withheld.

C.    LICENSEE’s obligation to pay future patent expenses specified in Article XII(B) shall continue for so long as this Agreement remains in effect, provided, however, that LICENSEE may terminate its obligations with respect to any given patent application or patent upon sixty (60) days written notice to LICENSOR. LICENSEE shall use reasonable efforts to curtail patent costs when such a notice is sent. LICENSEE shall promptly pay patent costs which cannot be so curtailed. Commencing on the effective date of such notice, LICENSOR may continue prosecution and/or maintenance of such application(s) or patent(s) at its sole discretion and expense, and LICENSEE shall have no rights in any such patents or licenses thereunder.

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ARTICLE XIII – GENERAL WARRANTIES

A.   By Both Parties. Each Party hereby represents, warrants and covenants to the other Party as of the Effective Date as follows:

1.     Corporate Authority. Such Party (a) has the power and authority and the legal right to enter into this Agreement and perform its obligations hereunder, and (b) has taken all necessary action on its part required to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder, to the extent any such action is required. This Agreement has been duly executed and delivered on behalf of such Party and constitutes a legal, valid and binding obligation of such Party and is enforceable against it in accordance with its terms subject to the effects of bankruptcy, insolvency or other laws of general application affecting the enforcement of creditor rights and judicial principles affecting the availability of specific performance and general principles of equity, whether enforceability is considered a proceeding at law or equity.

2.     Consents, Approvals, etc. Such Party has obtained all necessary consents, approvals and authorizations, to the extent such are required, of all governmental authorities and other parties required to be obtained by such Party in connection with the execution and delivery of this Agreement and the performance of its obligations hereunder have been obtained.

3.     Conflicts. To the best of each party’s knowledge, the execution and delivery of this Agreement and the performance of such Party’s obligations hereunder (a) do not conflict with or violate any requirement of applicable law or any provision of the articles of incorporation, bylaws or any similar instrument of such Party, as applicable, in any material way, and (b) do not conflict with, violate, or breach or constitute a default or require any consent not already obtained under, any contractual obligation or court or administrative order by which such Party is bound.

B.   By LICENSOR. As of the Effective Date, LICENSOR hereby acknowledges the following:

1.     IP Ownership. To LICENSOR’s knowledge, LICENSOR has the legal and/or beneficial title to and ownership of the Patent Rights as is necessary to fulfill its obligations under this Agreement and to grant the License to LICENSEE pursuant to this Agreement, and, to LICENSOR’s knowledge, the Licensed Patents are free and clear of any liens, encumbrances or third party rights.

2.     No Conflicting Grants. To LICENSOR’s knowledge, LICENSOR has not licensed the Patent Rights to a third party.

3.     Third Party Actions. To LICENSOR’s knowledge, there are no legal suits or proceedings that are currently pending or have been threatened by a third party contesting the ownership or validity of the Patent Rights.

ARTICLE XIV—DISCLAIMER OF PATENT WARRANTY

A.   LICENSOR or UCF do not warrant that any invention which may be the subject of a patent application licensed hereunder is or will be patentable.

B.   Nothing contained in this Agreement shall be construed as a warranty or representation that the use of the Patent Rights will be free from infringement of patents or other intellectual property or proprietary rights of third parties.

C.   Nothing contained in this Agreement shall be construed as an obligation of LICENSOR or UCF to bring or to prosecute actions or suits against third parties for infringement of any patent, or as an obligation by LICENSOR or UCF to defend any actions brought by any third party(s) alleging infringement of or claims of damages in respect to any patent of such third party(s).

D.   In the event LICENSEE should be required to defend itself against any infringement claims, actions or suits of any third party(s) as a consequence of LICENSEE’s use of any Patent Rights furnished by LICENSOR hereunder, LICENSOR shall provide at LICENSEE’s request reasonable assistance and cooperation with respect to each infringement claim, action or suit in which LICENSEE may become involved during the life of this Agreement at LICENSEE’s expense.

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E.     LICENSOR OR UCF MAKE NO REPRESENTATIONS AND EXTEND NO WARRANTIES OF ANY KIND, EITHER EXPRESSED OR IMPLIED, INCLUDING, BUT NOT LIMITED TO WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR VALIDITY OF PATENT CLAIMS ISSUED OR PENDING. FURTHER, LICENSOR OR UCF MAKE NO REPRESENTATIONS AND EXTEND NO WARRANTIES OF ANY KIND, EITHER EXPRESSED OR IMPLIED, THAT THE USE OF THE INVENTION OR ANYTHING ELSE LICENSED HEREUNDER WILL NOT INFRINGE ANY PATENT AND/OR OTHER INTELLECTUAL PROPERTY OR PROPRIETARY RIGHT OF A THIRD PARTY.

ARTICLE XV—INDEMNITY

A.   LICENSEE shall indemnify, defend and hold LICENSOR, UCF, the UCF Board of Trustees, the State of Florida and the Florida Board of Governors and their respective employees, agents, officers and servants and all UCF faculty and inventors and affiliates, harmless against all claims and expenses, including legal expenses and reasonable attorneys’ fees, arising out of the death or injury to any person or persons or out of any damage to property and against any other claim, proceeding, demand, expense and liability of any kind whatsoever resulting from utilization of the Patent Rights licensed to LICENSEE hereunder in the production, manufacture, sales, use, lease, consumption or advertisement of the Licensed Products by LICENSEE or arising from any obligations of LICENSEE hereunder. Any punitive damages are expressly excluded from this provision.. LICENSEE shall for the term of this Agreement maintain Comprehensive General Liability Insurance, including Products Liability Insurance, to cover the activities of LICENSEE. Such insurance coverage shall list LICENSOR, the University of Central Florida Board of Trustees, the University of Central Florida, and the inventors of the Licensed Patents as additional insureds and such policies shall be acceptable to LICENSOR. Prior to conducting a clinical trial for the first use of a Licensed Product with a human patient, LICENSEE will present evidence to LICENSOR that the coverage is being maintained with LICENSOR, the University of Central Florida, the University of Central Florida Board of Trustees and its inventors listed as additional insureds. In addition, LICENSEE shall provide LICENSOR with at least thirty (30) days prior written notice of any change in or cancellation of the insurance coverage. LICENSEE shall be responsible for complying with all applicable laws and regulations pertaining to clinical trials.

B.   LICENSOR or UCF shall have no obligation, expressed or implied, to supervise, monitor, review, or otherwise assume responsibility for the production, manufacture, testing, marketing, or sale of any Licensed Product.

C.   LICENSOR or UCF shall have no liability whatsoever related to LICENSEE or any third party activities for or on account of any injury, loss, or damage, of any kind or nature, sustained by, or any damage assessed or asserted against, or any other liability incurred by or imposed upon LICENSEE or any other person or entity, arising out of or in connection with or resulting from the following:

1.     the production, use or sale of any Licensed Product

2.     the use of the Patent Rights

3.     any advertising or other promotional activities with respect to any of the foregoing.

ARTICLE XVI—NON-USE OF NAMES

A.   LICENSEE shall not use the name of LICENSOR or UCF, or any trademark, trade device, service mark, symbol, or any abbreviation, contraction, or simulation thereof, owned by LICENSOR or UCF, nor the names of any office employees, or any adaptation thereof, in any advertising, promotional, or sales literature without prior written consent obtained from an authorized officer of LICENSOR or UCF in each case unless required by law or regulatory direction.

B.   LICENSEE may state that it is licensed by LICENSOR under one or more of the patents and/or patent applications comprising the Patent Rights.

ARTICLE XVII—JUDGMENTS

If, in any proceeding in which the validity or infringement of any of the aforesaid licensed claims is at issue, a judgment or decree is entered which becomes not further reviewable through the exhaustion of all permissible applications for rehearing or review by a superior tribunal (hereinafter referred to as an "irrevocable judgment"), the construction placed upon any such claim by any such irrevocable judgment shall be thereafter followed not only as to such claim but as to all claims to which such construction applies, with respect to acts occurring thereafter; and, if such irrevocable judgment holds any claim invalid, LICENSEE shall be relieved thereafter from including in its reports hereunder Licensed Products sold thereafter where there is royalty liability only by reason of such claim or any other claim in which such irrevocable judgment is applicable, and from the performance of those other acts which may be required by this Agreement only because of such claim; the decision of the higher tribunal shall be followed until the less favorable decision has been followed by the irrevocable judgment of another tribunal of at least equal dignity.

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ARTICLE XVIII—PATENT MARKINGS

Pursuant to U.S. law, LICENSEE shall mark all Licensed Products (or their containers, labels or packaging) sold or otherwise disposed of by it under this Agreement with the words "Patent" and the number or numbers of the Licensed Patent applicable thereto.

ARTICLE XIX—ADDITIONAL INDEMNITY

LICENSEE agrees to hold LICENSOR, UCF, the UCF Board of Trustees, the State of Florida and the Florida Board of Governors and their respective employees, agents, officers and servants and all UCF faculty and inventors and affiliates harmless against any claim of any kind, including negligence, for any loss, damage or injury allegedly sustained by LICENSEE or any user or purchaser of Licensed Products manufactured by LICENSEE or on behalf of LICENSEE or by any licensee of LICENSEE, arising out of, connected with, or resulting from this Agreement, or from the design, manufacture, sale, operation or use of Licensed Products or components thereof.

ARTICLE XX—NOTICES

All notices provided for in this Agreement shall be given in writing and shall be effective when either (1) served by personal delivery or (2) deposited, postage prepaid, as Registered or Certified Mail addressed to the parties respectively at the following addresses:

For LICENSOR: Director, Technology Commercialization University of Central Florida Office of Research & Commercialization 12201 Research Parkway, Suite 501 Orlando, FL 32826-3252	For LICENSEE: Ori Shilo, VP Finance and Operations Redhill Biopharma Ltd. Platinum Tower 21 Ha'arba'a St. Tel Aviv 64739, Israel

or to other such address as LICENSEE or LICENSOR, respectively, may later fix by written notice to the other.

ARTICLE XXI—WAIVER

The failure of a party in any instance to insist upon the strict performance of the terms of this Agreement shall not be construed to be a waiver or relinquishment of any of the terms of this Agreement, either at the time of the party’s failure to insist upon strict performance or at any time in the future, and such term or terms shall continue in full force and effect.

ARTICLE XXII—TITLES

All titles and article headings contained in this Agreement are inserted only as a matter of convenience and reference. They do not define, limit, extend, or describe the scope of this Agreement or the intent of any of its provisions.

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ARTICLE XXIII—SEVERANCE

Each clause of this Agreement is a distinct and severable clause and if any clause is deemed illegal, void, or unenforceable, the validity, legality, or enforceability of any other clause or portion of this Agreement will not be affected thereby.

ARTICLE XXIV—ENTIRE AGREEMENT

A.    This instrument contains the entire and only agreement between the parties, and it supersedes all preexisting agreements between such parties.

B.    This Agreement merges all prior discussions between the parties and neither party shall be bound by conditions, definitions, warranties, understandings, or representations regarding the invention unless otherwise provided in this Agreement or as otherwise provided later in writing and signed by the authorized agents of the parties.

C.    This Agreement can be modified or amended only by written agreement duly signed by persons authorized to sign agreements on behalf of the parties.

ARTICLE XXV—REGULATORY COMPLIANCE

A.   The parties agree to comply with Titles VI and VII of the Civil Rights Act of l964 Title IX of the Education Amendments of l972, Section 504 of the Rehabilitation Act of 1973, Executive Order 11,246, the Americans with Disabilities Act of 1990 and the related regulations to each. Each party assures that it will not discriminate against any individual including, but not limited to, employees or applicants for employment and/or students because of race, religion, creed, color, sex, age, disability, veteran status or national origin.

B.    The parties also agree to take affirmative action to ensure that applicants are employed, and that employees are treated during their employment, without regard to their race, religion, creed, color, sex, disability, or national origin. Such action shall include, but not be limited to, the following: employment, upgrading, demotion or transfer, recruitment or recruitment advertising, layoff or termination, rates of pay or other forms of compensation, and selection available to employees and applicants for employment.

C.    LICENSEE warrants that no part of the total contract amount provided herein shall be paid directly or indirectly to any officer or employee of the State of Florida as wages, compensation, or gifts in exchange for acting as officer, agent, employee, subcontractor, or consultant to the LICENSEE in connection with any work contemplated or performed relative to this Agreement.

ARTICLE XXVI—SURVIVAL OF TERMS

The provisions of Articles I, VI, VII, VIII (except that under VIII(A), only the first sentence shall survive and VIII (B-F) shall survive in their entirety), IX , X (D) and (E), XI, XII (solely with respect to LICENSEE completing its payment obligations to LICENSOR), XIV, XV, XVI, XVII, XVIII, XIX, XX, XXVI and XXVII shall survive the expiration or termination of this Agreement.

ARTICLE XXVII—GOVERNING LAW

This Agreement shall be interpreted in accordance with the laws of the State of Florida.

ARTICLE XXVIII—COUNTERPARTS

This Agreement may be signed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument. The parties agree that this Agreement may be executed and delivered by facsimile, electronic mail, internet, or any other suitable electronic means, and the parties agree that signatures delivered by any of the aforementioned means shall be deemed to be original, valid, and binding upon the parties.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the parties hereto have caused their respective corporate seals to be hereunto affixed and duly attested and these presents to be signed by their respective duly authorized officers.

UNIVERSITY OF CENTRAL FLORIDA RESEARCH FOUNDATION, INC.

Signature:	/s/ Thomas O'Neal
By:	Thomas O’Neal, Ph.D.
Title:	Vice President

REDHILL BIOPHARMA LTD.

Signature:	/s/ Dror Ben-Asher
By:	Dror Ben-Asher
Title:	CEO

Signature:	/s/ Ori Shilo
By:	Ori Shilo
Title:	Senior VP Finance and Operations

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APPENDIX A

PATENT RIGHTS

UCF ID#	Docket#	Serial#	Title	Filing Date/ Issue Date
30555	UCF-537	11/370,648 7,488,580	Protocol for Detection of Mycobacterium Avium Subspecies Paratuberculosis in Blood	03/08/2006 02/10/2009

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APPENDIX B

DEVELOPMENT PLAN

A general development plan of the scope outlined below shall be submitted to LICENSOR by LICENSEE prior to the execution of this agreement. In general, the plan should provide LICENSOR with a summary overview of the activities that LICENSEE believes are necessary to bring products to the marketplace.

I.      Currently estimated (realistic) Development Program*

* Note: LICENSOR understands, acknowledges and accepts that all dates and events mentioned below are based on LICENSEE’s current best estimates, and depend on numerous variables (and possible delays) that are not under LICENSEE’s control (i.e., manufacturing, regulatory, patient approval, etc.). Accordingly, LICENSOR understands, acknowledges and accepts that LICENSEE is not committed in any way whatsoever to meeting the estimated timelines and events (including, but not limited to, the planned regulatory path) mentioned below. LICENSOR further acknowledges and accepts that LICENSEE’s sole commitment under this Development Plan is to try to meet the timelines mentioned below on a best efforts basis, and commit the necessary resources to execute the plan generally described below. The objective of the Development Plan is to provide LICENSOR with a general indication of the development plan timeline which may be changed as needed.

A.    Development activities to be undertaken

[****]

Above timeline subject to change due to unexpected events or unanticipated delays.

B.    Estimated total development time assuming no additional comments/requests from the FDA

[****]

II.    Governmental Approval

A.    Estimated types of submissions required - PMA

B.    Estimated Government agency, e.g., FDA, EPA, etc. - FDA

III.   Proposed Market Approach

Launch in conjunction with RHB-104 anti-MAP therapy

IV.   Competitive Information

A.     Potential competitors – [****]

B.     Potential competitive devices/compositions – [****]

C.     Known competitor’s plans, developments, technical achievements [****]

D.     Anticipated date of product launch assuming no additional comments/requests from the FDA – [****] after effective date of License Agreement (See I.B. above)

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APPENDIX C

DEVELOPMENT REPORT

When appropriate, indicate estimated start date and finish date for activities.

A.           Date Development Plan Initiated and Time Period Covered by this Report.

B.           Development Report (4-8 paragraphs).

1.          Activities completed since last report including the object and parameters of the development, when initiated, when completed and the results.

2.          Activities currently under investigation, i.e., ongoing activities including object and parameters of such activities, when initiated, and projected date of completion.

C.           Future Development Activities (4-8 paragraphs).

1.          Activities to be undertaken before next report including, but not limited to, the type and object of any studies conducted and their projected starting and completion dates.

2.          Estimated total development time remaining before a product will be commercialized.

D.           Changes to Initial Development Plan (2-4 paragraphs).

1.          Reasons for change.

2.          Variables that may cause additional changes.

E.     Items to be provided if Applicable:

1.	Information relating to Licensed Products that has become publicly available, e.g., published articles, competing products, patents, etc.

2.	Development work being performed by third parties, other than LICENSEE, to include name of third party, reasons for use of third party, planned future uses of third parties including reasons why and type of work.

3.	Update of competitive information trends in industry, government compliance (if applicable) and market plan.

4.	Information and copies of relevant materials evidencing the status of any patent applications or other protection relating to Licensed Products or the Licensed Patents.

PLEASE SEND DEVELOPMENT REPORTS TO:

University of Central Florida

Attn: Director of Technology Transfer

12201 Research Parkway, Suite 501

Orlando, FL 32826-3246

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